UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 001
MERCK US SAVINGS PLAN

(Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

(Address of principal executive office)

Merck US Savings Plan
Index

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of
Merck US Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Merck US Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 and schedule of delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) and schedule of delinquent contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 18, 2015

Merck US Savings Plan
Statements of Net Assets Available for Benefits

	December 31,

(in thousands)	2014	2013

Assets
Investments
Investments, at fair value	$8,032,963	$8,073,092

Receivables
Employer contributions	1,743	902
Participant contributions	2,632	2,019
Notes receivable from participants	72,912	76,030

Total receivables	77,287	78,951

Net assets available for benefits	$8,110,250	$8,152,043

The accompanying notes are an integral part of these financial statements.

Merck US Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
(in thousands)	2014

Additions to net assets attributed to
Investment income
Plan interest in Master Trust investment income	$541,906

Interest income, notes receivable from participants	3,344

Contributions to the Plan
By participants	290,590
By employer	117,534

Total contributions	408,124

Settlements	287
Transfers in	39,123

Total additions	992,784

Deductions from net assets attributed to
Benefits paid to participants	(1,034,113)
Transfers out	(464)

Total deductions	(1,034,577)

Net decrease	(41,793)

Net assets available for benefits
Beginning of year	8,152,043

End of year	$8,110,250

The accompanying notes are an integral part of these financial statements.

Merck US Savings Plan
Notes to Financial Statements

1.	Description of Plan
The following description of the Merck US Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is designed to provide a systematic means of saving and investing for the future as well as an easy, economical way for employees to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”). Regular full-time, part-time, and temporary employees as defined by the Plan document are eligible to participate in the Plan on or after their dates of hire or transfer into a U.S. benefits-eligible position. Merck & Co., Inc. is the Plan sponsor (the “Sponsor”).
Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2014, the Plan offered two (2) registered investment companies (mutual funds), five (5) common/collective trusts, and 14 separately managed accounts.
The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Master Trust
The assets of the Plan are maintained, for investment purposes only, on a commingled basis with a portion of the MSD Puerto Rico Savings Plan (formerly known as the MSD Puerto Rico Savings & Security Plan) (the “Puerto Rico Plan”) and all the assets of the MSD Employee Stock Purchase and Savings Plan and the Telerx Marketing, Inc. 401(k) Plan in a single master trust (the “Master Trust”). The Puerto Rico Plan participates in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plan to invest in separately managed accounts and certain common/collective trusts that are recordkept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.
The portion of fund assets allocable to each plan is based upon the participants’ account balances within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.
Contributions
Participants may contribute up to 25% of their annual eligible compensation on a before-tax basis. However, before-tax contributions cannot exceed the statutory limit ($17,500 in 2014). Participants may also contribute up to 25% of their annual eligible compensation on an after-tax basis. Upon reaching the before-tax statutory limit, contributions may be suspended for the remainder of the plan year or may be continued on an after-tax basis.
In addition, the Company matches 75% of an employee’s contributions, up to 6% of such employee’s eligible compensation per pay period (to the statutory limit). Participant and Company matching contributions are invested according to a participant’s elections.
Newly eligible participants are automatically enrolled in the Plan with a before-tax base pay contribution rate of 6%. In addition, each participant with a before-tax base pay contribution rate of at least 1% may elect to participate in an annual automatic increase program, in whole percentages of at least 1% and not more than 3% per year. The automatic percentage increase may not cause a participant’s before-tax base pay contribution rate to exceed 25%.
Legacy Schering-Plough Transitional Contributions – The Company shall make additional contributions of 0.5% of annual eligible compensation for participants that were eligible to participate in the Schering-Plough Employees’ Savings Plan as of December 31, 2012, and who have maintained continuous employment with the Company thereafter. These transitional contributions will apply for the period from January 1, 2013 through December 31, 2019, to those employees who remain eligible to contribute to the Plan.

Merck US Savings Plan
Notes to Financial Statements

Legacy Organon BioSciences Transitional ANRP Contributions – For participants accruing benefits under the prior pension formula of the Akzo Nobel Retirement Plan ("ANRP") immediately prior to January 1, 2007, the Company shall make a contribution each Plan Year commencing on or after January 1, 2013, and prior to January 1, 2019, to those employees who remain eligible to contribute to the Plan, equal to a percentage of his or her total compensation for the Plan Year. The contribution ranges from 8% to 12% of eligible compensation based on years of service, as indicated below:

Years of Service	Employer Contribution

0-19	8%
20-29	10%
30-39	12%
Age 50 and above — In addition, the Plan permits unmatched before-tax “catch-up contributions” of up to $5,500 for 2014 by participants who are at least age 50 by year-end.
Settlements
The Plan received court-approved settlements that were distributed to the Plan in connection with Schering-Plough Securities Litigation (the “Securities Litigation”). The Securities Litigation was a consolidated class action alleging breaches of fiduciary duty by the Company by causing or permitting the Plan to imprudently invest in Merck common stock or failing to provide material information regarding Merck common stock to Plan participants.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.
Vesting
Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short-term loan or up to fifteen years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 12.50%. The minimum loan is $1,000 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance(s) and defaulted loan amounts. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.
Other Matters
Transfers in and out during 2014 primarily relate to transfers between the Plan and the MSD Employee Stock Purchase and Savings Plan for employees who changed their status during the year.

Merck US Savings Plan
Notes to Financial Statements

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. The Plan’s investment in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.
Contributions
Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.
Payment of Benefits
Benefits are recorded when paid.
Expenses
The Plan’s administrative expenses are generally paid by the Company. Inactive participants pay an annual recordkeeping fee from their account balance.
Recently Issued Accounting Standards
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)) which amends disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurement, for reporting entities that measure the fair value of an investment using the net asset value per share (or its equivalent) as a practical expedient. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, and also remove the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for the Plan’s fiscal years beginning after December 15, 2016, with early application permitted. The Plan Sponsor is currently evaluating the impact on the Plan of adopting ASU No. 2015-07.

Merck US Savings Plan
Notes to Financial Statements

Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related-Party Transactions
Contributions are held and managed by Fidelity Management Trust Company (“Fidelity” or the “Trustee”), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participants’ payment of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of registered investment companies (mutual funds) and common/collective trusts managed by the Trustee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Trustee was $649.2 million and $739.8 million at December 31, 2014 and December 31, 2013, respectively. During 2014, the Plan’s allocated portion of interest and dividends, realized losses and unrealized losses from investments managed by the Trustee was $439,895, ($695,927) and ($5.1) million, respectively.
Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $867.3 million and $836.0 million at December 31, 2014, and December 31, 2013, respectively. During 2014, the Plan’s allocated portion of dividends, realized gains and unrealized gains from Merck common stock was $26.9 million, $23.0 million and $89.7 million, respectively. The Plan’s allocated portion of purchases and sales of Merck common stock during 2014 was $26.2 million and $110.7 million, respectively.

4.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status
The Plan obtained a tax determination letter from the Internal Revenue Service (“IRS”) dated March 4, 2015, indicating that the Plan had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Merck US Savings Plan
Notes to Financial Statements

6.	Master Trust
The Plan had a 93.8% and 93.9% interest in the Master Trust at December 31, 2014 and December 31, 2013, respectively. The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets as of year-end. The net assets of the Master Trust are as follows:

	December 31,
(in thousands)	2014	2013

Registered investment companies (mutual funds)	$1,232,151	$3,075,793
Common/collective trusts	4,496,033	3,060,861
Fixed income securities	196,979	-
Merck common stock	1,012,306	976,393
Other common stocks	1,644,998	1,481,360
Accrued interest and dividends	9,969	9,870
Other net assets/(liabilities)	(30,774)	(3,813)

	$8,561,662	$8,600,464

Total investment income of the Master Trust for the year ended December 31, 2014, is as follows:

Year Ended
(in thousands)	December 31,
2014
Investment income, net
Interest and dividends	$65,272
Net depreciation in Registered investment companies (mutual funds)	(27,828)
Net appreciation in Common/collective trusts	279,560
Net appreciation in Merck common stock	131,951
Net appreciation in Other common stocks	138,821

Total investment income	$587,776

The following presents investments that represent 5% or more of the Master Trust net assets as of year-end:

	December 31,
(in thousands)	2014	2013

SSgA S&P 500 NL Series Fund	$1,110,047	$968,966
Merck Common Stock Fund	1,024,375	982,736
Fidelity Retirement Money Market Portfolio	479,336	542,806

Merck US Savings Plan
Notes to Financial Statements

7.	Fair Value Measurements – Master Trust
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 investments primarily include registered investment companies (mutual funds) and common stocks.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 investments primarily include investments in common/collective trusts, certain fixed income investments such as government and agency obligations, corporate obligations and mortgage and asset-backed securities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 investments at December 31, 2014 and 2013.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2014 and 2013. The policy of the Master Trust and the Plan is to recognize transfers between levels at the end of the reporting period. There were no transfers between Levels 1 and 2.
Within the Master Trust, investments are recorded at fair value as follows:
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.
Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.
Fixed Income Securities
Fixed income securities, including U.S. government and agency obligations, corporate obligations and mortgage and asset-backed securities, are generally valued on the basis of valuations furnished by a pricing service approved by the Trustee or at fair value as determined in good faith by the Trustee and the Company. The Trustee has the discretionary authority to hire a pricing service to determine valuations using methods based on current market transactions, prices for comparable securities and various relationships between securities which are generally recognized by institutional traders.
Common Stocks
Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

Merck US Savings Plan
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value are summarized below:

	December 31, 2014

	Fair Value Measurements Using

(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets

Investments in the Master Trust

Registered Investment Companies
Non-US Equity	$728,292	$-	$-	$728,292
Cash and Short Term Investments	503,859	-	-	503,859

Common/Collective Trusts
US Large Cap Equity	-	2,511,064	-	2,511,064
US Small/Mid Cap Equity	-	295,724	-	295,724
Non-US Equity	-	935,506	-	935,506
Fixed Income	-	721,215	-	721,215
Cash and Short Term Investments	-	32,524	-	32,524

Fixed Income Securities
Government and agency obligations	-	69,403	-	69,403
Corporate obligations	-	43,125	-	43,125
Mortgage and asset-backed securities	-	84,451	-	84,451

Merck Common Stock	1,012,306	-	-	1,012,306

Other Common Stocks
U.S. Small Cap Equities	709,088	-	-	709,088
Large Cap Equities	935,910	-	-	935,910

Total Investments in the Master Trust	$3,889,455	$4,693,012	$-	$8,582,467

Merck US Savings Plan
Notes to Financial Statements

	December 31, 2013

	Fair Value Measurements Using

(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$720,965	$-	$-	$720,965
Non-US Equity	1,125,235	-	-	1,125,235
Fixed Income	680,444	-	-	680,444
Cash and Short Term Investments	549,149	-	-	549,149

Common/Collective Trusts
US Large Cap Equity	-	1,974,288	-	1,974,288
US Small/Mid Cap Equity	-	251,685	-	251,685
Non-US Equity	-	348,321	-	348,321
Fixed Income	-	456,515	-	456,515
Cash and Short Term Investments	-	30,052	-	30,052

Merck Common Stock	976,393	-	-	976,393

Other Common Stocks
U.S. Small Cap Equities	569,383	-	-	569,383
Large Cap Equities	911,977	-	-	911,977

Total Investments in the Master Trust	$5,533,546	$3,060,861	$-	$8,594,407

8.	Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued.

Merck US Savings Plan	Schedule H

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$8,032,962,992

*	Notes receivable from participants	Interest rates ranging from 4.25% to 12.5% and with maturities through 2043		72,911,719

		Total		$8,105,874,711

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

Merck US Savings Plan	Schedule H

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2014

Plan Name:	Merck US Savings Plan			EIN: 22-1918501

Plan Sponsor's Name:	Merck & Co., Inc.			PN: 001

Total that Constitute Nonexempt Prohibited Transactions

Participant			Contributions	Total Fully
Contributions	Contributions	Contributions	Pending	Corrected Under
Transferred	Not	Corrected	Correction	VFCP and PTE
Late to Plan	Corrected	Outside VFCP	in VFCP	2002-51

Check here
if Late
Participant
Loan
Repayments
are included:
$900

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merck US Savings Plan

By:	/s/ Mark E. McDonough
Mark E. McDonough Senior Vice President and Treasurer
June 18, 2015

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	16